SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of July, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

CALL NOTICE FOR AN
EXTRAORDINARY GENERAL  MEETING

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by the Company or its affiliates absent registration or an exemption from registration.  The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. It is expected that the stock swap merger will be conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger.  Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

The shareholders of VOTORANTIM CELULOSE E PAPEL S.A. (“Company” or “VCP”) are hereby invited to attend, on first call, an Extraordinary General Meeting (Assembléia Geral Extraordinária, or “Meeting”) to be held at the Company’s headquarters, at Alameda Santos, no. 1357, 8th floor, in the city of São Paulo, at 2:00 p.m., on August 24, 2009 to deliberate on the following agenda:

(i)           analyze, discuss and approve the Stock Swap Merger Protocol (Protocolo e Justificação de Incorporação de Ações, or “Stock Swap Merger Protocol”) for the Stock Swap Merger of Aracruz Celulose S.A. (“Aracruz”) with the Company, dated July 21, 2009, between the Company, as acquirer (incorporadora), and Aracruz, as target (incorporada), which Stock Swap Merger Protocol will be accompanied by other relevant documents, and to take note of the opinion of the Company’s Fiscal Council;

(ii)          ratify the retention of (i) Baker Tilly Brasil – ES Auditores Independentes Ltda. (“Baker Tilly”), which has been responsible for the valuation of the Aracruz shares to be merged into the Company’s assets, and (ii) KPMG Corporate Finance Ltda., which has been responsible for the valuation of the shareholders’ equity of the Company and Aracruz at market value, for the purposes of Section 264 of Law no. 6,404/76 (“Brazilian Corporation Law”);

(iii)         approve the valuation report prepared by Baker Tilly;

(iv)         analyze, discuss and approve the stock swap merger exchange ratio for the exchange of the Aracruz shares for newly-issued VCP shares, as a result of which Aracruz will become a wholly-owned subsidiary of the Company;

(v)          approve the stock swap merger of Aracruz with VCP pursuant to the terms and conditions of the Stock Swap Merger Protocol;

(vi)         approve, as a result of the stock swap merger, an increase in the capital stock of the Company pursuant to item 2.11 of the Stock Swap Merger Protocol;

(vii)        authorize the Company’s management to take all measures necessary for the consummation of the stock swap merger of Aracruz with VCP;

(viii)       dismiss and elect members of the Board of Directors of the Company; and

(ix)          alter the main paragraph of Section 5 of the Company’s By-laws.

Pursuant to paragraph 1 of Section 252 of the Brazilian Corporation Law, the Company’s shareholders will not have preemptive rights to subscribe the new VCP shares that will be issued as a result of the capital increase referred in item (vi) of the agenda of the Meeting.

The Company's shareholders are not entitled to appraisal rights, as the Company’s common shares meet the liquidity and dispersion criteria set forth in letter “a” and “b” of paragraph II of Section 137 of the Brazilian Corporation Law.

Pursuant to Instruction no. 165, dated December 11, 1991, of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), as amended by CVM Instruction no. 282, dated June 26, 1998, ownership of a minimum of 5% of the Company’s voting stock is required for a shareholder request for the adoption of cumulative voting for the Meeting.

All relevant documents in connection with the matters listed in the above agenda of the Meeting, including the evaluation report referred in Section 264 of the Brazilian Corporation Law, are available for inspection by interested shareholders at the Company's headquarters.

Proof of share ownership in book-entry form issued by appropriate custodians will be required for admittance to the Meeting. Shareholders’ proxies may attend the Meeting to the extent that they have been appointed within one year of the Meeting, and their respective powers of attorney and instruments of representation must be delivered to the Company’s headquarters by no later than three business days prior to the date of the Meeting, per section 26, paragraph 4, of the Company’s By-laws.

São Paulo, July 24, 2009.

Paulo Henrique de Oliveira Santos
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: July 24, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer